The Trust adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended June 30, 2002, amounts have been reclassified to reflect an increase in paid-in capital of $16,396. Undistributed net investment income was decreased by the same amount. Net assets of the Trust were unaffected by the reclassifications.